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EXHIBIT 99.1

                  RESPONSE TO THE REQUESTED DISCLOSURE FROM KSE
   REGARDING TO THE ARTICLE ON POSCO'S PLAN OF BUILDING A STEEL PLANT IN INDIA




The Company is reviewing investment opportunities in India jointly with an Australian mining company, BHP Billington Ltd.. The Company held preliminary discussions with the government of India, however, nothing has been determined.